Free Writing Prospectus

Dated July 31, 2013

Filed Pursuant to Rule 433(d)

Registration No. 333-189212

Registration No. 333-189212-01

PXG DETAILS $1BLN CARMAX AUTO OWNER TRUST 2013-3

LEAD MANAGERS: JPM, BAML, WELLS

CO-MANAGERS: BARC, RBC, RBS

ClS	$AMT(MM)	S/F	WAL	P.WIN	E.FNL	L.FNL	LAUNCH	%	CPN	$PX
A1	178.000	A-1+/F1+	0.30	1-6	02/14	08/14	0.23%	0.230	0.23	100.00000
A2	321.000	AAA/AAA	1.10	6-20	04/15	08/16	E+25	0.599	0.59	99.99093
A3	308.000	AAA/AAA	2.45	20-39	11/16	04/18	IS+35	0.982	0.97	99.97581
A4	128.500	AAA/AAA	3.72	39-48	08/17	01/19	IS+40	1.496	1.49	99.99506
B	24.500	AA/AA	4.02	48-48	08/17	03/19	IS+70	1.918	1.91	99.99849
C	22.000	A/A	4.02	48-48	08/17	05/19	IS+95	2.168	2.15	99.96813
D	18.000	BBB/BBB	4.02	48-48	08/17	02/20	IS+165	2.868	2.85	99.99608

EXPECTED PRICING:	PRICED
EXPECTED SETTLE:	08/08
PRICING SPEED:	1.3% ABS WITH 10% CLEAN-UP CALL
ERISA ELIGIBLE:	YES
OFFERING TYPE:	PUBLIC
BBG TICKER:	CARMX 2013-3
BILL & DELIVER:	J.P.MORGAN
CUSIPS:	A1:14313NAA0, A2:14313NAB8, A3:14313NAC6, A4:14313NAD4, B:14313NAE2, C:14313NAF9, D:14313NAG7

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer, the issuing trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (866) 669-7629 or by emailing the ABS Syndicate Desk at abs_synd@jpmorgan.com. Any disclaimer below is not applicable and should be disregarded.